UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 2)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

VERSAR, INC.

(Name of Subject Company)

VERSAR, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

925297103
(CUSIP Number of Class of Securities)

James D. Villa
Senior Vice President, General Counsel, Secretary and Chief Compliance Officer
Versar, Inc.
6850 Versar Center
Springfield, VA 22151
(703) 750-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Elizabeth Noe
Paul Hastings LLP
1170 Peachtree St. NE, Suite 100
Atlanta, GA 30309
(404) 815-2287

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by KW Genesis Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Kingswood Genesis Fund I, LLC (“Parent”), to purchase all of the outstanding shares of Versar, Inc.’s common stock, par value $0.01 per share, at a purchase price of $0.15 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2017, and in the related Letter of Transmittal, as required by the Agreement and Plan of Merger, dated as of September 22, 2017, as subsequently amended and restated on September 27, 2017, by and among Versar, Inc., Parent and Purchaser.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3. “Past Contacts, Transactions, Negotiations and Agreement,” is hereby amended and supplemented as follows:

By amending and restating the third from last paragraph on page 25, previously inserted by Amendment No. 1 to this Statement on Schedule 14D-9, under the heading “Background and Reasons for the Company Board’s Recommendation—Background of Offer and Merger”:

“In addition, on September 22, 2017, the Company entered into a Memorandum of Understanding with Mr. Otten, which, on or following the Effective Date, will be memorialized into a definitive consulting agreement between the Company and Mr. Otten. The purpose of the consulting agreement is to provide an arrangement by which Mr. Otten will provide transitional services to the Company as an independent contractor following his termination as Chief Executive Officer and an employee of the Company shortly after the Effective Time and will enter into additional non-disparagement, non-solicitation and non-competition covenants that are more comprehensive than any such provisions applicable to Mr. Otten under other Company agreements. In exchange, the Company will pay Mr. Otten a total of $484,375 over a forty-eight month period. The Memorandum of Understanding was negotiated between Parent, Purchaser and Mr. Otten as discussed below.

It is our understanding, that between September 8, 2017 and September 21, 2017, a month after the Company and Purchaser had entered into the Revised Letter of Intent, had made significant progress in the negotiation of the transaction and had traded several drafts of the Merger Agreement, Parent and Purchaser engaged in limited discussions with Mr. Otten regarding their intention to replace him with a new Chief Executive Officer following the Merger and to request a reduction in the severance payments that would be due to him under his Change in Control Agreement.  Parent and Purchaser indicated that a change in the payment terms of such Change of Control Agreement was necessary given the Company’s financial difficulties, limited alternatives and cash needs.  During these discussions, alternative arrangements which would reduce the burden of the severance payments, including spreading the severance payments out over time, and which would allow the Company to benefit from Mr. Otten’s institutional knowledge of the Company following the Effective Time were discussed. Purchaser and Parent indicated that Mr. Otten agreeing to a change in his severance payment terms was critical to their agreement to enter into the Merger Agreement, and asked if he would be willing to assist the Company with transition to new management following the Effective Date.  As these negotiations progressed over the following two weeks, Mr. Otten engaged separate counsel to assist him in negotiations, at the Company’s expense, and updated Mr. Hoeper and Mr. Strader about the nature of his discussions with Purchaser and Parent during his routine discussions with them about the negotiations of the Merger Agreement. Ultimately, as a condition to completing the negotiation of the Merger Agreement, Parent and Purchaser required that Mr. Otten agree to reduce his severance payment after a termination and indicated they were willing to provide Mr. Otten with the opportunity to receive fees in connection with the discussed consulting arrangement. Under the Memorandum of Understanding, Mr. Otten would enter into a consulting agreement to provide transitional assistance to the Company following his termination as Chief Executive Officer. At the request of Purchaser and Parent, Mr. Otten and the Company also amended his Change in Control Severance Agreement to reduce the payment due thereunder to $390,625 and change the payment terms as disclosed elsewhere in this Schedule 14D-9.  If the transactions contemplated by the Merger Agreement are never consummated, the consulting agreement would never be entered into and the Change in Control Severance Agreement would continue in effect.  The execution of the Memorandum of Understanding once fully negotiated between Mr. Otten, Purchaser and Parent was presented to the Company as a requirement for the execution of the Merger Agreement on or about September 21, 2017. Following the approval of the Company Board of Directors of the Merger Agreement, the Company, at the request of Purchaser and Parent, entered into the Memorandum of Understanding with Mr. Otten.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERSAR, INC.

By:	/s/ James D. Villa
Name: James D. Villa
Title: Senior Vice President, General Counsel, Secretary and Chief Compliance Officer

Dated:  November 2, 2017